Exhibit 1.4

LIMITED LIABILITY PARTNERSHIP

BARCLAYS PLC

DEED OF COVENANT

RELATING TO

U.S.$1,000,000,000 6.278 PER CENT. NON-CUMULATIVE

CALLABLE PREFERENCE SHARES OF

BARCLAYS BANK PLC

DEED OF COVENANT

Preference Shares of U.S.$100 each of Barclays Bank PLC

THIS DEED POLL is executed as a deed on 8 June 2005 by BARCLAYS PLC (registered in England no. 48839) whose registered office is at 1 Churchill Place, London E14 5HP (“Barclays”).

RECITALS:

(A)	Barclays Bank PLC (registered in England no. 1026167) whose registered office is at 1 Churchill Place, London E14 5HP (the “Issuer”), a wholly owned, subsidiary of Barclays, proposes to issue and allot U.S.$1,000,000,000 in aggregate value of 6.278 per cent. Non-cumulative Callable Preference Shares, Series 1 having a nominal value of U.S.$100 each (the “Preference Shares”) and constituting core tier 1 capital of the Issuer for regulatory purposes.

(B)	The proposed terms of the Preference Shares contemplate that if a dividend thereon is not paid in full on any dividend payment date then both the Issuer and Barclays will be subject to restrictions on making distributions in respect of their respective share capital until a dividend is next paid in full on the Preference Shares.

(C)	Having regard to the reasons why the Issuer is proceeding with, and the perceived benefit to the Barclays Group arising from, this issue of Preference Shares, and having regard to the restrictions of this kind accepted by Barclays in other tier 1 capital issues, Barclays has agreed to accept this restriction and is entering into this Deed Poll to give effect to this restriction.

OPERATIVE TERMS

1.	DEFINITIONS

In this Deed terms defined in the Recitals shall have the meanings given therein and the following terms shall have the following meanings:

“Articles” means the Articles of Association of the Issuer, as in effect from time to time;

“Barclays Group” means Barclays and its subsidiaries;

“Dividend Payment Date” means 15 June and 15 December in each year from (and including) 15 December 2005 until (and including) 15 December 2034, and, subject to adjustment in accordance with the Modified Following Business Day Convention (as specified in the Terms of the Preference Shares), 15 March, 15 June, 15 September and 15 December in each year thereafter;

“Dividend Restriction” has the meaning set out in clause 3 hereof;

“Holder” means any person (other than Barclays or any subsidiary) who is a holder of one or more Preference Shares;

“person” means any person, firm, trust estate, corporation, association, co-operative, government or government agency or other entity;

“Preference Dividend” means the non-cumulative preferential dividend to be paid in respect of the Preference Shares in accordance with the Articles and the Terms of the Preference Shares;

“Registrar” means The Bank of New York, London office or its successor as registrar pursuant to an agency agreement to be entered into on the date of issue of the Preference Shares between the Issuer, the registrar, the principal paying agent and the other agent named therein;

“Relevant Dividend Payment Date” has the meaning set out in clause 2;

“subsidiary” has the meaning given to it under section 736 of the Companies Act 1985; and

“Terms of the Preference Shares” means the Terms of the Preference Shares adopted by resolution of the Issuer on 2 June 2005.

2.	APPLICATION OF DIVIDEND RESTRICTION

Barclays hereby unconditionally and irrevocably covenants for the benefit of each Holder that the Dividend Restriction shall apply to and be binding on it from (and including) any Dividend Payment Date (the “Relevant Dividend Payment Date”) on which the Preference Dividend is either (1) not declared and paid in full or (2) is declared but not paid in full nor a sum set aside to provide for its payment in full, until the earlier of (a) the Dividend Payment Date on which the Issuer next declares and pays (or sets a sum aside to provide for payment of) a Preference Dividend in full and (b) the date on or by which all of the Preference Shares are either redeemed in full or purchased by or for the account of the Issuer, in each case in accordance with the Articles and the Terms of the Preference Shares.

3.	DIVIDEND RESTRICTION

The Dividend Restriction means that Barclays may not at any time during the period of application of the Dividend Restriction under clause 2 hereof (a) declare or pay a dividend (other than payment by it of a final dividend declared by its shareholders prior to the Relevant Dividend Payment Date) on any of its ordinary shares or, if applicable, other share capital or (b) redeem, purchase, reduce or otherwise acquire any of its share capital (or set aside any sum or establish any sinking fund for the redemption, purchase or other acquisition thereof).

4.	COVENANT TO CONTINUE IN FULL FORCE AND EFFECT

4.1	This Deed shall remain in full force and effect irrespective of the validity, regularity, legality or enforceability against the Issuer of, or of any defence or counterclaim whatsoever available in relation to, any terms of the Preference Shares, whether or not any action has been taken to enforce the same or any judgement obtained against the Issuer or any other person and whether or not any circumstances have occurred which might otherwise constitute a legal or equitable discharge of or defence to Barclays.

4.2	In the event that any of the terms or provisions of this Deed are or shall become invalid, illegal or unenforceable, the remaining terms and provisions hereof shall survive unaffected.

5.	DEPOSIT OF DEED

This Deed shall be deposited with and held by the Registrar until all the obligations of Barclays under it have been discharged in full. Barclays hereby acknowledges the right of each Holder to the production of, and the right of each Holder to obtain a copy of, this Deed from the Registrar.

6.	AMENDMENT

Except for any changes which do not adversely affect the rights of Holders (for which no sanction will be required), this Deed may be changed only by deed executed by Barclays with the prior sanction of a special resolution passed at a separate general meeting of the Holders.

7.	BENEFIT NOT SEPARATELY TRANSFERABLE

This Deed is solely for the benefit of the Holders and is not transferable separately from their interests in respect of the Preference Shares.

8.	GOVERNING LAW

This Deed is governed by and shall be construed in accordance with English law.

IN WITNESS WHEREOF this Deed of Covenant has been executed as a deed poll the day and year first written above.

THE COMMON SEAL OF BARCLAYS PLC Was in execution of this Deed Hereunto affixed in the presence of:	) ) )
Authorised Sealing Officer	) )